

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2011

Sau Shan Ku
Director
Oakridge International Corporation
Suite 1609, 16/F., Jie Yang Building
Lockhart Road, Wanchai, Hong Kong

   Re: Oakridge International Corporation
     Item 4.01 Form 8-K
     Filed December 30, 2010
     File No. 333-152312

Dear Mr. Ku:

   We have completed our review of your filing and do not have any further comments at this time.

        Sincerely,

        /s/ William H. Thompson

        William H. Thompson
        Accounting Branch Chief